SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

TIANYIN PHARMACEUTICAL CO., INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88630M104
(CUSIP Number)

Stewart Shiang Lor
Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong
Telephone: (852) 3583 3340; Fax: (852) 3585 6021
______
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

CUSIP Number  _____________

(1)	Name of Reporting Persons: Stewart Shiang Lor
    S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: United States

Number of Shares	(7) Sole Voting Power: 1.21%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 1.21%

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 323,035

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11): 1.21%

(14)	Type of Reporting Person (See Instructions): IN

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Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tianjin Pharmaceuticals Co., Inc., a Delaware corporation (the “Company”).

The Company's principal offices are located at 23rd Floor, Unionsun Yangkuo Plaza, No.2, Block 3, Renmin Road South, Chengdu, 610041, P. R. China.

Item 2.  Identity and Background.

(a)
This statement (this "Statement") is being filed by Stewart Shiang Lor (referred to herein as Stewart Lor or Mr. Lor), the sole shareholder and director of Cmark Capital Co., Ltd., an exempted company organized under the laws of the Cayman Islands (“Cmark”). Cmark owns 323,035 shares of the Company’s voting stock. Mr. Lor has sole voting and dispositive power with respect to Cmark shares.

(b)	Stewart Lor’s principal place of business is located at Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

(c)	Stewart Lor’s principal occupation is as an investment consultant, which he conducts at Cmark Capital Co., Ltd..

(d)	During the past five years, Mr. Lor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 During the past five years, Mr. Lor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Stewart Lor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark (collectively, the “Raygere Stockholders”), pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”).

Item 4. Purpose of Transaction

Time Poly owns 9,351,824 shares of the Issuer. Stewart Lor formerly owned 100% of Time Poly’s equity.   On January 16, 2008, pursuant to a Share Transfer Agreement, the Filer issued stock options to the executive officers and management team of Chengdu Tianyin Pharmaceutical Co., Ltd. (the “Executives”), the Issuer’s indirect wholly owned subsidiary.  Pursuant to the Agreement, Mr. Lor granted to the Executives the options to acquire all of the shares of Time Poly.  Since the Executives met the required performance targets set forth in the Agreement, Mr. Lor transferred all the shares of Time Poly to them in consideration for $430,024 (the “Transfer”). The Filer is filing this amendment to disclose his transfer of the shares of Time Poly’s common stock. After the Transfer, Mr. Lor will not own any shares of Time Poly equity and will only own 323,035 shares of common stock as the sole shareholder of Cmark. As a result, he will no longer own more than 5% of the Issuer’s common stock.

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Item 5.  Interest in Securities of the Issuer

(a)	Stewart Lor beneficially owns 323,035 (the “Shares”)(1.21%) of the 26,644,026 outstanding shares of the Issuer.

(b)	Mr. Lor has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)	Other than the transfer described herein, Mr. Lor has not effected any transactions in the Issuer’s common stock since his most recent filing on Schedule 13D.

(d)	No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

(1)	Share Transfer Agreement between Stewart Shiang Lor and Transferees dated January 16, 2008 (Incorporated by reference to Exhibit 1 of the Schedule 13D filed on February 6, 2008).

(2)	Share Exchange Agreement dated January 16, 2008 (Incorporated by reference to Exhibit 3 of the Schedule 13D filed on February 6, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2010

Signature: /s/  Stewart Lor

Name/Title: Stewart Lor, Director

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